UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 28, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•      OPTA concludes investigation into KPN discounts, dated November 28, 2005.

Press release

Date
November 28, 2005
Number
055pe

OPTA concludes investigation into KPN discounts

OPTA, the Dutch Telecommunications regulator, today announced that it will impose a fine of EUR 17 million on KPN following the conclusion of its investigation into discounts given by KPN to certain fixed telephony business customers. KPN will not appeal against the decision.

Furthermore, without admitting any liability and with the sole purpose of drawing a line under the matter, KPN has offered EUR 18 million to competitors. OPTA has taken this offer into account in establishing the fine.

On October 11, 2004, KPN informed OPTA about the discounts while the Supervisory Board’s Audit Committee, with the full support of KPN’s Management Board, launched an independent investigation. The outcome of the independent investigation was published on December 22, 2004, and confirmed KPN’s earlier estimates that the value of the discounts in question was approximately EUR 20 million in aggregate , paid over the period 2003 and 2004.

Since that time KPN has significantly strengthened its internal controls and compliance procedures, started an intensive employee-training program and has appointed a compliance officer.

The Board of Management intends to appoint Eelco Blok, who currently heads Strategy and Innovation, in a senior operational position in the near future. Eelco Blok, formerly member of the Board of Management, decided to step down from the Board in December 2004 following the investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: November 29, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel